LAW OFFICES OF GARY KAUFMAN
1370 AVENUE OF THE AMERICAS
SUITE 3200
NEW YORK, NY 10019
TEL (212) 459-0450
FAX (212) 459-0452
e-MAIL kaufmang@worldnet.att.net

March 5, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn.: Filings

Issuer: Gammon Lake Resources Inc.
Exemption: Rule 12g3-2(b)
File No.: 82-4909

Dear Sirs:

On behalf of Gammon Lake Resources Inc., we are filing the following materials (in each case filings are made with the Ontario Securities Commission, Quebec Securities Commission and Nova Scotia Securities Commission):

1. Annual Information Form, dated December 20, 2001, for the for the financial year ended July 31, 2001.

2. Management Discussion and Analysis for the three months ended October 31, 2001.

3. Material Change Report, dated January 2 , 2002, with attached press release.

4. Material Change Report, dated January 4, 2002, with attached press release.

5. Material Change Report, dated January 28, 2002, with attached press release.

6. Material Change Report, dated February 11, 2002, with attached press release.

dlw 3/14

The exemption has been indicated on the top right hand corner of each document, together with the file number.

Please acknowledge receipt of a copy of this letter by date stamping the duplicate copy of this letter and returning in the self-addressed envelope provided for that purpose.

Very truly yours,

Gary Kaufman

cc.: Dennis Peterson

Exemption: Rule 12g3-2(b)
File No.: 82-4909

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2001

December 20, 2001

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2001

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(a) Consolidated Balance Sheet Data (three months ended October 31, 2001 and 2000)

	2001 ($)	2000 ($)
Working capital	1,277,871	4,769,270
Current Assets	1,409,877	5,030,065
Capital Assets	29,792	34,914
Mineral properties & related deferred costs	22,700,094	19,076,768
Current Liabilities	132,006	260,795
Shareholder's Equity	24,007,757	23,880,952

(b) Consolidated Statement of Loss and Deficit Data (three months ended October 31, 2001 and 2000)

	2001 ($)	2000 ($)
Interest Income	19,077	19,128
Expenses	435,518	298,711
Net Loss	416,441	279,583
Net Loss (per share)	(.02)	(.02)
Net Loss (per share, fully diluted) [2]	(.02)	(.02)

Notes:

(1) Quarterly information for the three months ended October 31, 2001 and 2000 was obtained from the Company's unaudited interim financial statements for these periods.

(2) Net loss per share on a fully diluted basis is the same as the net loss per share on an undiluted basis, as all factors are anti-dilutive.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the interim unaudited financial statements of the Company for the three months ended October 31, 2001 and 2000, the audited consolidated financial statements of the Company for the twelve months ended July 31, 2001 and 2000, and the accompanying notes included as part of these financial statements.

Overview

The following discussion and analysis provides a summary of selected unaudited consolidated interim financial information for the three months ended October 31, 2001 and 2000, and includes financial information relating to the Company, as well as its direct and indirect wholly-owned subsidiaries

The Company's exploration activities are at an early stage, and it has not yet been determined whether its properties contain recoverable ore. As a result, the Company has no current sources of revenue other than interest earned on cash and short-term and money market instruments, all of which were derived from issuances of share capital.

Further details on the history of the Company, its mineral properties and the risk factor associated with respect to the Company is found in its annual information form dated December 20, 2001.

Results of Operations

During this period, the Company earned income of $19,077 (2000 - $19,128), relating to interest on short-term investments. The Company incurred expenses of $435,518 (2000 - $298,711), of which $1,047 (2000 - $1,357) were due to amortization, $79,844 (2000 - $56,624) to general and administrative expenses, $9,000 (2000 - $9,000) to management fees, $325,928 (2000 - $212,909) to professional fees and $19,699 (2000 - $18,821) to wages and benefits. As in the prior period, these amounts reflect the level of operations necessary to support continued mineral exploration by the Company. The Company currently focusses substantially all of its exploration activity on its Ocampo Project in Mexico.

Liquidity and Capital Resources

During the three months ended October 31, 2001, the Company expended a total of $116,273 (2000 - $7,361,570) on exploration of the Ocampo Project and $nil (2000 - $1,380) on exploration of its mineral claims in the Province of Nova Scotia. The lower level of exploration activity reflects a pause in substantive exploration as the Company was in the process of assessing the scope of a proposed pre-feasibility study to be undertaken in the remainder of the fiscal period, commencing in the second fiscal quarter. Details of the pre-feasibility study and budget are found in the Company's annual information circular dated December 20, 2001.

The Company raised gross proceeds of $1,027,000 in connection with a private placement which closed on October 11, 2001, and the agent's fee ($82,160) and the expenses of the offering ($125,000) totalled $207,160, resulting in net proceeds to the Company of $819,840. Subsequent to October 31, 2001, the Company raised gross proceeds of $233,662 in connection with a non-brokered private placement which closed on December 19, 2001, and the expenses of the offering totalled $5,000, resulting in net proceeds to the Company of $228,662. The Company will use the net proceeds of these private placements for the completion of a development and feasibility program on the Ocampo Project, as well as for general working capital purposes.

In order to ensure sufficient funds for the future expansion of its mineral exploration activities, the Company has sought, at an annual and special meeting of shareholders to be held on January 4, 2002, the approval of its shareholders to enter into one or more arm's length private placements in the twelve-month period following the shareholder meeting providing for the issue of up to 100% of the Company's issued and outstanding common shares. Each private placement must be completed in accordance with applicable rules and regulations of securities regulators and will only be negotiated if management believes the subscription price to be reasonable in the circumstances and if the funds are required by the Company to expand its activities.

The ability of the Company to continue exploration and development of its property interests, and to maintain its property interests and not forfeit such interests for non-payment of joint venture property payments, will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favourable. Should the Company not be able to obtain such financing, its properties may be lost entirely. A summary of commitments pursuant to the Company's option and joint venture agreements as at December 20, 2001 are as follows as at December 20, 2001:

Agreement	Consideration	Terms
Minera Fuerte Joint Venture Agreement	U.S. $211,526	Upon sale of Ocampo Project to a third party.
Soyopa Joint Venture Agreement	U.S. $125,000 U.S. $3,500,000 U.S. $3,500,000 U.S. $1,000,000	On or before May 23, 2002. On or before November 23, 2006. On or before November 23, 2007. Upon sale of Ocampo Project to a third party.

Outlook

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of the projects in the near term. The Company will require additional funds for working capital. In the event that unanticipated business opportunities or expenditures arise prior to such time, the Company may require additional financing. The Company will also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Company's properties and the Company requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies or through a combination of the above.

There are no known deposits of commercial minerals on any of the mineral exploration properties of the Company and any activities of the Company thereon will constitute exploratory searches for minerals.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeble future. Material indreases or decreases in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's exploration programs on its mineral properties and its ability to obtain equity financing.

Related Party Transactions

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company other than as follows:

a. During the three months ended October 31, 2001, the Company paid a total of $68,153 (2000 - $44,153) to companies controlled by the directors of the Company for management fees, mineral property exploration expenditures, promotional fees and professional fees.

b. Directors and officers of the Company are entitled to hold management incentive stock options. For this purpose, the Company has adopted a stock option plan (the "Stock Option Plan") for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Common Shares of the Company by the persons who are primarily responsible for the management and profitable growth of the Company's business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company. A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and

spends a significant amount of time on the Company's business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

The Company will provide to any person, upon request to the Secretary of the Company:

(a) when securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

   (i) one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

   (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

   (iii) one copy of the management information circular in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

   (iv) one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other documents referred to in (a), (i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Exemption: Rule 12g3-2(b)
File No.: 82-4909

**GAMMON LAKE RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 73
OF THE QUEBEC SECURITIES ACT, SECTION 75(2)
OF THE ONTARIO SECURITIES ACT AND SECTION 81(2)
OF THE NOVA SCOTIA SECURITIES ACT**

1. Reporting Issuer

Principal Address:

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

January 2, 2002

3. Publication of Material Change

The press release attached as Schedule A was released over Canada Newsire on January 2, 2002.

4. Filing of Material Change

Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia.

This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

Terence R.B. Donahoe, Chairman
Gammon Lake Resources Inc.
202 Brownlow Avenue

Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Tel: 902-468-0614
Fax: 902-835-7199

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 4th day of January, 2002.

(Sgd.) "Terence R.B. Donahoe"

Terence R.B. Donahoe - Chairman
Gammon Lake Resources Inc.

Gammon\mcr.Jan.2.02

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com

NEWS RELEASE

January 2, 2002
TSE Symbol: GAM
News Release #1-2002 Issued: 28,174,316 Shares

GAMMON LAKE RECEIVES EXCELLENT BOTTLE ROLL METALLURGY TEST RESULTS AVERAGE GOLD RECOVERY IN ALL 48 TESTS IS 97% GOLD AND 86% SILVER

Gammon Lake Resources Inc. (TSE:GAM) announced today that new metallurgical test work on samples from the company's Ocampo project, Chihuahua State, Mexico continues to return excellent gold and silver recoveries.

As part of Gammon Lake's ongoing feasibility study on its Ocampo project, twenty-five bottle roll tests were recently completed on samples from the Picacho, Plaza de Gallos, Refugio and Conico deposits. The test period was 96 hours. These tests returned average recoveries of 97% gold and 88% silver. Work to date indicates consistency of metallurgical recoveries between deposits and within the individual deposits tested.

To date a total of 48 bottle roll tests have been completed for the company by Kappes, Cassiday & Associates (KCA) of Reno Nevada, a metallurgical engineering firm recognized world wide as a leading expert in gold and silver heap leach metallurgy. Average gold recovery in all 48 tests is 97% gold and 86% silver. Reagent consumption for all 48 tests average 0.4 kg/t NaCN and 1.86kg/t lime, indicating low reagent consumption.

The purpose of this test work was to determine if any spatial variation in terms of metallurgical recovery is present within or between deposits prior to finalizing the selection of bulk sampling sites for column test work. Test results to date show no significant differences in recovery based on depth, laterally within or between deposits.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Canada and Mexico. The company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

Gregory K. Liller, Vice President Exploration of Gammon Lake Resources Inc., is the qualified person responsible for the technical results reported in this news release. For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

Exemption: Rule 12g3-2(b)
File No.: 82-4909

GAMMON LAKE RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 73
OF THE QUEBEC SECURITIES ACT, SECTION 75(2)
OF THE ONTARIO SECURITIES ACT AND SECTION 81(2)
OF THE NOVA SCOTIA SECURITIES ACT

02 MAR 14 PM 8:53

1. Reporting Issuer

   Principal Address:

   Gammon Lake Resources Inc.
   202 Brownlow Avenue
   Cambridge 2, Suite 306
   Dartmouth, Nova Scotia
   B3B 1T5

2. Date of Material Change

   January 4, 2002

3. Publication of Material Change

   The press release attached as Schedule A was released over Canada Newsire on January 4, 2002.

4. Filing of Material Change

   Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia.

   This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

   The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

   Not applicable.

7. Senior Officers

   The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

   Terence R.B. Donahoe, Chairman
   Gammon Lake Resources Inc.
   202 Brownlow Avenue
   Cambridge 2, Suite 306
   Dartmouth, Nova Scotia
   B3B 1T5

   Tel: 902-468-0614
   Fax: 902-835-7199

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 4th day of January, 2002.

(Sgd.) "Terence R.B. Donahoe"

Terence R.B. Donahoe - Chairman
Gammon Lake Resources Inc.

Gammon\mcr.Jan.4.02

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
NEWS RELEASE

January 4, 2002
TSE Symbol: GAM
Issued: 28,174,316 Shares

News Release # 2002 - 2

GAMMON LAKE ANNOUNCES AMENDMENTS TO RELEASE TERMS OF ESCROW AGREEMENTS

Gammon Lake Resources Inc. (TSE: GAM) is pleased to announce that at the Corporation's annual and special meeting today, the shareholders of the Corporation approved amendments to the release terms of the Corporation's existing escrow agreements, in accordance with the provisions of National Policy 46-201 - Escrow for Initial Public Offerings (the "Escrow Policy"), which permits "established issuers", as defined in the Escrow Policy, to release escrowed securities held by its principals on a pro-rata basis over a period of eighteen months, subject to certain conditions.

The Corporation is a party to two escrow agreements which are being amended in accordance with the provisions of the Escrow Policy. The first agreement was entered into between the Corporation, Computershare Trust Company of Canada, and Bradley H. Langille, Fred George, Burton A. Langille and Terence F. Coughlan on March 26, 1998 in accordance with the requirements of the Quebec Securities Commission (the "Quebec Escrow Agreement"). The second agreement was entered into between the Corporation, Equity Transfer Services Inc., and Minera Fuerte Mayo S.A. de C.V. ("Minera Fuerte") on June 6, 1999, as a condition of approval by the Ontario Securities Commission of a joint venture between the Corporation and Minera Fuerte (the "Ontario Escrow Agreement").

As at the date hereof, the Corporation qualifies as an "established issuer", as defined in the Escrow Policy. The Quebec Escrow Agreement and the Ontario Escrow Agreement were amended to reflect the release terms applicable to established issuers under the terms of the Escrow Policy. In accordance with the terms of the Escrow Policy, all Common Shares held in escrow will be released on pro rata on a semi-annual basis in four tranches commencing 60 days from the date of this press release, each tranche comprised of 25% of the total number of Common Shares remaining in escrow under each agreement, with each escrowed shareholder receiving the same percentage of the escrowed shares that are released as the percentage of total escrowed shares held by such holder. There are 1,935,900 common shares subject to the Quebec Escrow Agreement and 2,500,000 common shares subject to the Ontario Escrow Agreement.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially form those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations

are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.

Exemption: Rule 12g3-2(b)
File No.: 82-4909

02 MAR 14 AM 8:43

GAMMON LAKE RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT, SECTION 75(2) OF THE ONTARIO SECURITIES ACT AND SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT

1. Reporting Issuer

Principal Address:

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

January 28, 2002

3. Publication of Material Change

The press release attached as Schedule A was released over Canada Newsire on January 28, 2002.

4. Filing of Material Change

Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia.

This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

Terence R.B. Donahoe, Chairman
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Tel: 902-468-0614
Fax: 902-835-7199

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 28th day of January, 2002.

(Sgd.) "Terence R.B. Donahoe"

Terence R.B. Donahoe - Chairman
Gammon Lake Resources Inc.

Gammon\mcr.Jan.28.02

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
NEWS RELEASE

January 28, 2002
TSE Symbol: GAM
Issued: 28,174,316 Shares

News Release # 3-2002

GAMMON LAKE ENTERS STRATEGIC ALLIANCE TO TAKE OCAMPO PROJECT INTO PRODUCTION

Gammon Lake Resources Inc. (TSE: GAM) is pleased to announce that it has signed a letter of intent with Bolnisi Gold NL, of Sydney Australia with the intent to take Gammon Lake's gold/silver project at Ocampo, Chihuahua State, Mexico into production at the earliest time possible.

Bolnisi Gold will complete the ongoing Feasibility Study and will place the project into production, at its sole expense, at a rate of not less than 1.25 million tonnes of ore processed per year.

The Board of Directors and Management of Gammon Lake believe the alliance with Bolnisi Gold will put production at the Ocampo project on the fast track and is in the best interests of Gammon Lake shareholders.

Bolnisi will pay to Gammon Lake the sum of $30,000 per month (toward Gammon's ongoing overhead expenses) until the project has attained the agreed rate of production. In the event that the project is not at that rate of production in eighteen months, Bolnisi will pay a penalty to Gammon Lake of $100,000 per month. Should the property not be in production at the agreed rate at the end of twenty four months, 100% ownership of the concessions shall be retained by Gammon Lake.

Norman Seckold, of Sydney Australia, Chairman of the Board of Bolnisi Gold and its controlled entities, has over twenty five years experience in the full time management of natural resource companies world wide. Mr. Seckold has raised in excess of one hundred million dollars ($100,000,000) for the exploration and development of mining properties and he and his consortium of companies have a proven track record of exploring, evaluating and developing mineral deposits in different parts of the world in a short time, on budget and at low capital cost.

Among the projects undertaken by companies which Mr. Seckold has founded and of which he has been Chairman and Chief Executive are: Pangea Resources Limited, which acquired and placed into production the Pauper's Dream gold mine in Montana USA; Moruya Gold Mines

(1983) NL which acquired the Golden Reward heap leach deposit in South Dakota, USA; Timberline Minerals Inc. which acquired and completed a feasibility study for the development of the MacArthur copper deposit in Nevada, USA; Perseverance Corporation Limited which discovered and placed into production the Nagambie gold mine in Victoria; Valdora Minerals NL which developed and placed into production the Rustler's Roost gold mine in the Northern Territory and the Ballarat East gold mine in Victoria and Viking Gold Corporation which discovered a high grade gold deposit in Sweden.

Bolnisi raised in excess of twenty-five million dollars ($25,000,000) for the evaluation and construction of a heap leach project in the Republic of Georgia from which it is currently producing 80,000 – 100,000 ounces of gold per year and on which it has a stock pile of twelve million (12,000,000) tonnes of ore at a grade of 1.4 g/t gold which equates to over 500,000 ounces of gold and which is now being processed.

Bolnisi Gold are experienced mine developers and operators and will be financing the Ocampo project from this point until the property is in production. Upon the agreed production levels being attained, Bolnisi will earn a sixty percent (60%) interest in the Plaza de Gallos, Refugio, Conico, Picacho and La Estrella concessions at Ocampo. Along with retaining its forty percent (40%) interest in those concessions, Gammon Lake will retain one hundred percent (100%) ownership of all its remaining concessions at Ocampo on which a number of significant high potential structures have been identified. Previously reported drill results on the San Juan – Balvanera, Aventurero and Brenda structures are among the areas in which high grade underground mineralization has been identified. The following table contains some highlights of that drilling:

Area	Hole	Intercept (m)	Gold (g/t)	Silver (g/t)
Aventurero	ODH-184	7.6	18.96	408
Aventurero	ODH-226	3.0	6.42	226
San Juan	UGD-9	6.0	7.80	684
San Juan	ODH-215	4.6	8.39	675
Brenda	UGD-13	3.0	10.88	633
Brenda	UGD-14	3.0	4.67	267

Gammon Lake Management believes the areas at Ocampo remaining one hundred percent (100%) in its ownership and control have the potential to host high grade deposits amenable to underground mining methods. The formation of a joint venture with Bolnisi Gold will allow a significant and valuable portion of the Ocampo property to be brought into production efficiently and rapidly and will generate revenues to enable Gammon Lake to further explore and develop the very promising structures on the concessions in which it will retain one hundred percent (100%) ownership.

Bolnisi shall have first right of refusal to match any third party offer, acceptable to Gammon, for the development of any of the concessions in which Gammon retains 100% ownership; however Gammon reserves to itself the right to undertake development of such concessions on its own.

All payments required to be made to Minerales de Soyopa, S.A. de C.V. under existing agreements to complete acquisition by Gammon Lake of one hundred percent (100%) of

Soyopa's concessions at Ocampo will be shared sixty percent (60%) Bolnisi and forty percent (40%) Gammon Lake. Recovery of the capital expenses required to take the Bolnisi/Gammon Lake project into production shall be made out of Bolnisi's sixty percent (60%) share of project revenues.

All agreements between Gammon Lake Resources Inc. and Bolnisi Gold NL are subject to all necessary regulatory approvals and due diligence analysis by both parties.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially form those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.

Exemption: Rule 12g3-2(b)
File No.: 82-4909

GAMMON LAKE RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 73
OF THE QUEBEC SECURITIES ACT, SECTION 75(2)
OF THE ONTARIO SECURITIES ACT AND SECTION 81(2)
OF THE NOVA SCOTIA SECURITIES ACT

02 MAR 14 PM 3:13

1. Reporting Issuer

Principal Address:

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

February 11, 2002

3. Publication of Material Change

The press release attached as Schedule "A" was released over Canada Newswire on February 11, 2002.

4. Filing of Material Change

Gammon Lake Resources Inc. is a reporting issuer in the Provinces of Quebec, Ontario and Nova Scotia.

This material change report has been filed with the Quebec Securities Commission, the Ontario Securities Commission and the Nova Scotia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

Terence R.B. Donahoe, Chairman
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Tel: 902-468-0614
Fax: 902-835-7199

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 11th day of February, 2002.

(Sgd.) "Terence R.B. Donahoe"

Terence R.B. Donahoe - Chairman
Gammon Lake Resources Inc.

Gammon\mcr.feb11.02

Schedule "A"

GAMMON LAKE RESOURCES INC.

202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com

NEWS RELEASE

February 11, 2002
TSE Symbol: GAM
Issued: 28,174,316 Shares

News Release #5-2002

GAMMON LAKE CLOSES $210,000 PRIVATE PLACEMENT

Gammon Lake Resources Inc. (TSE:GAM) announced today that it has closed a $210,000 private placement subject to regulatory approval. The private placement consists of the sale of 350,000 Units at $0.60 per Unit for gross proceeds of $210,000. Each Unit separates immediately upon issuance into one common share and one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for $0.75 until February 11, 2004.

Gammon Lake will utilize the proceeds of the financing for working capital purposes.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.